SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cyngn Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23257B206
(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 10 Pages

Exhibit Index Contained on Page 9

CUSIP NO. 23257B206	13 G	Page 2 of 10

1	NAME OF REPORTING PERSONS Andreessen Horowitz Fund III, L.P. (“AH III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
57,584 shares, for itself and as nominee for Andreessen Horowitz Fund III-A, L.P. (“AH III-A”), Andreessen Horowitz Fund III-B, L.P. (“AH III-B”) and Andreessen Horowitz Fund III-Q, L.P. (“AH III-Q”), except that AH Equity Partners III, L.L.C. (“AH Equity III”), the general partner of AH III, may be deemed to have sole power to vote these shares, and Marc Andreessen (“Andreessen”) and Benjamin Horowitz (“Horowitz”), the managing members of AH Equity III, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
57,584 shares, for itself and as nominee for AH III-A, AH III-B and AH III-Q, except that AH Equity III, the general partner of AH III, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	57,584
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.8%[1]
12	TYPE OF REPORTING PERSON	PN

1 Based on 2,026,533 shares of the Issuer’s Common Stock outstanding as of August 7, 2024, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

CUSIP NO. 23257B206	13 G	Page 3 of 10

1	NAME OF REPORTING PERSONS AH Equity Partners III, L.L.C. (“AH Equity III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
57,584 shares, all of which are held of record by AH III, for itself and as nominee for AH III-A, AH III-B and AH III-Q. AH Equity III, the general partner of AH III, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
57,584 shares, all of which are held of record by AH III, for itself and as nominee for AH III-A, AH III-B and AH III-Q. AH Equity III, the general partner of AH III, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	57,584
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.8%[1]
12	TYPE OF REPORTING PERSON	OO

1 Based on 2,026,533 shares of the Issuer’s Common Stock outstanding as of August 7, 2024, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

CUSIP NO. 23257B206	13 G	Page 4 of 10

1	NAME OF REPORTING PERSONS Marc Andreessen (“Andreessen”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		57,584 shares, all of which are held of record by AH III, for itself and as nominee for AH III-A, AH III-B and AH III-Q. Andreessen is a managing member of AH Equity III, the general partner of AH III, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		57,584 shares, all of which are held of record by AH III, for itself and as nominee for AH III-A, AH III-B and AH III-Q. Andreessen is a managing member of AH Equity III, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	57,584
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.8%[1]
12	TYPE OF REPORTING PERSON	IN

1 Based on 2,026,533 shares of the Issuer’s Common Stock outstanding as of August 7, 2024, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

CUSIP NO. 23257B206	13 G	Page 5 of 10

1	NAME OF REPORTING PERSONS Benjamin Horowitz (“Horowitz”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		57,584 shares, all of which are held of record by AH III, for itself and as nominee for AH III-A, AH III-B and AH III-Q. Horowitz is a managing member of AH Equity III, the general partner of AH III, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		57,584 shares, all of which are held of record by AH III, for itself and as nominee for AH III-A, AH III-B and AH III-Q. Horowitz is a managing member of AH Equity III, the general partner of AH III, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	57,584
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.8%[1]
12	TYPE OF REPORTING PERSON	IN

1 Based on 2,026,533 shares of the Issuer’s Common Stock outstanding as of August 7, 2024, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

CUSIP NO. 23257B206	13 G	Page 6 of 10

ITEM 1(A).	NAME OF ISSUER

Cyngn Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1015 O’Brien Dr.

Menlo Park, CA 94025

ITEM 2(A).	NAME OF PERSONS FILING

This Amendment No. 1 to Schedule 13G is filed by Andreessen Horowitz Fund III, L.P., a Delaware limited partnership (“AH III”), for itself and as nominee for Andreessen Horowitz Fund III-A, L.P., a Delaware limited partnership (“AH III-A”), Andreessen Horowitz Fund III-B, L.P., a Delaware limited partnership (“AH III-B”) and Andreessen Horowitz Fund III-Q, L.P., a Delaware limited partnership (“AH III-Q”), AH Equity Partners III, L.L.C., a Delaware limited liability company (“AH Equity III”), Marc Andreessen (“Andreessen”) and Benjamin Horowitz (“Horowitz”). The foregoing entities and individuals are collectively referred to herein as the “Reporting Persons.”

AH Equity III is the general partner of AH III and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH III for itself and as nominee for AH III-A, AH III-B, and AH III-Q. Andreessen and Horowitz are managing members of AH Equity III and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH III for itself and as nominee.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

Andreessen Horowitz

2865 Sand Hill Road, Suite 101

Menlo Park, CA 94025

ITEM 2(C)	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES Common Stock, $0.00001 par value per share.

ITEM 2(E)	CUSIP NUMBER

23257B206

ITEM 3.	Not applicable.

CUSIP NO. 23257B206	13 G	Page 7 of 10

ITEM 4.	OWNERSHIP

The following information with respect to the beneficial ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of September 30, 2024.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of AH III and the limited liability company agreement of AH Equity III, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or a member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. 23257B206	13 G	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024

Andreessen Horowitz Fund III, L.P.
for itself and as nominee for
Andreessen Horowitz Fund III-A, L.P.
Andreessen Horowitz Fund III-B, L.P.
Andreessen Horowitz Fund III-Q, L.P.

By: AH Equity Partners III, L.L.C.
Its: General Partner

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

AH Equity Partners III, L.L.C.

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

Marc Andreessen

/s/ Phil Hathaway
Phil Hathaway,
Attorney-in-fact for Marc Andreessen*

Benjamin Horowitz

/s/ Phil Hathaway
Phil Hathaway, Attorney-in-fact for Benjamin Horowitz*

*Signed pursuant to a Power of Attorney already on file with the Securities and Exchange Commission.

CUSIP NO. 23257B206	13 G	Page 9 of 10

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	10

CUSIP NO. 23257B206	13 G	Page 10 of 10

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Cyngn Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: November 13, 2024

Andreessen Horowitz Fund III, L.P.
for itself and as nominee for
Andreessen Horowitz Fund III-A, L.P.
Andreessen Horowitz Fund III-B, L.P.
Andreessen Horowitz Fund III-Q, L.P.

By: AH Equity Partners III, L.L.C.
Its: General Partner

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

AH Equity Partners III, L.L.C.

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

Marc Andreessen

/s/ Phil Hathaway
Phil Hathaway,
Attorney-in-fact for Marc Andreessen*

Benjamin Horowitz

/s/ Phil Hathaway
Phil Hathaway,
Attorney-in-fact for Benjamin Horowitz*

*Signed pursuant to a Power of Attorney already on file with the Securities and Exchange Commission.